Contacts:

Investor Relations:

Media Relations:

Lorus Therapeutics Inc.

Mansfield Communications

Dr. Saeid Babaei

Susana Hsu

(416) 798-1200 ext. 490

(416) 599-0024

Email: ir@lorusthera.com

susana@mcipr.com

LORUS THERAPEUTICS REPORTS SECOND QUARTER RESULTS

FOR FISCAL YEAR 2007

TORONTO, CANADA – December 29, 2007 – Lorus Therapeutics Inc. (“Lorus”) (TSX:LOR; AMEX:LRP), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and six month periods ending November 30, 2006.  Unless specified otherwise, all amounts are in Canadian dollars.

SEPTEMBER 1, 2006 TO DATE HIGHLIGHTS

•

Appointment of Georg Ludwig and Dr. Michael Moore to Lorus’ Board of Directors adding two distinguished and knowledgeable individuals. The considerable experience of both individuals in the biopharmaceutical industry from both a science and business perspective is integral as Lorus continues to develop its multiple product platforms.

•

Announced the presentation of GTI-2040 pharmacokinetic and metabolic data in patients with acute myeloid leukemia (“AML”) at the North American International Society for the Study of Xenobiotics Meeting.  This presentation describes investigations to determine the rate of metabolism of GTI-2040, and presents novel approaches for measuring levels of GTI-2040 and its metabolites following intravenous administration of the drug in leukemia patients.

•

Announced the presentation on GTI-2040 uptake by tumor cells in patients with AML at the American Association of Pharmaceutical Scientists Meeting.  This presentation reports uptake of GTI-2040 in distinct subcellular compartments of leukemic cells at levels that exceeded plasma levels. The study identified specific patterns of intracellular distribution of the parent drug predictive of both biologic and clinical responses. These data are consistent with previous findings, showing that GTI-2040 levels in circulating leukemic cells were 2.7 times higher and more sustained than values seen in plasma. The levels were even greater in leukemic blast cells in bone marrow, which is the primary target tissue in the treatment of leukemia.

“We have continued to focus on advancing our product candidates, especially GTI-2040 and our small molecule LT-253, during the second quarter.” said Dr. Aiping Young, Lorus’ President and CEO.  “Establishing partnerships and academic collaborations for our various product candidates continues to be a top priority we are working diligently towards as we believe it will help achieve our objective of maximizing value for all Lorus shareholders.”

FINANCIAL RESULTS

Cash used in operating activities before changes in non-cash working capital was $2.1 million for the three-month period ended November 30, 2006 compared to $3.8 million in the same period last year.  For the six-month period ended November 30, 2006 cash used in operating activities before changes in non-cash working capital totaled $3.7 million compared with $8.3 million for the six months ended November

30, 2005.  The decrease in cash used in operating activities before changes in non-cash working capital during the quarter ended November 30, 2006 is due to lower research and development and general and administrative expenditures in comparison with the quarter ended November 30, 2005.  The decrease in cash used in operating activities before changes in non-cash working capital for the six months ended November 30, 2006 is the result of reduced research and development and general and administrative expenditures in comparison with the prior year.

Net loss for the three months ended November 30, 2006 totaled $3.1 million ($0.01 per share) compared to a loss of $5.1 million ($0.03 per share) for the same period last year. For the six-month period ended November 30, 2006, net loss totaled $5.9 million ($0.03 per share) compared to $10.8 million ($0.06 per share) for the comparable period last year.  The decrease in net loss for the three months ended November 30, 2006 is primarily the result of reductions in research and development expenses of $1.5 million, general and administrative expenses of $212 thousand and stock based compensation expense of $264 thousand.    The year to date decrease in net loss is due largely to a reduction of $4.1 million in research and development expenses, lower general and administrative expenses of $500 thousand and lower stock based compensation expense of $442 thousand.

Research and development expenses for the three-month period ended November 30, 2006 decreased 57.4% to $1.1 million compared to $2.6 million for the same period last year.  For the six-month period ended November 30, 2006, research and development expenses decreased 62.8% to $2.5 million compared to $6.6 million for the same period last year.  The decrease in research and development costs is due to a reduction in toxicity study, clinical trial, compliance, manufacturing and regulatory costs associated with the Phase III Virulizin® development program which was ongoing during the first two quarters of 2006 and which is now complete.  In addition, due to headcount reductions implemented in November 2005, there are fewer employees engaged in research and development activities.

General and administrative expenses for the three-month period ended November 30, 2006 decreased to $1.4 million compared with $1.6 million in the same period last year.  General and administrative expenses for the six-month period ended November 30, 2006 decreased to $2.2 million compared with $2.7 million in the same period last year.  The decrease in general and administrative costs is the result of lower levels of staff following the November 2005 headcount reductions and the severance costs associated with those reductions in Q2 2006 as well as lower corporate communication costs offset by costs incurred under the mutual separation agreement entered into with Dr. Jim Wright, the Company’s former President and CEO.

Stock-based compensation expense decreased to $150 thousand for the three-month period ended November 30, 2006 compared with $414 thousand for the same period last year and $263 thousand for the six-month period ended November 30, 2006 compared with $705 thousand for the six-month period ended November 30, 2005.  The decrease in expense is attributable to: fewer options issued due to fewer employees and executive officers, a lower fair value assigned to the options issued resulting from a lower stock price, as well as the reversal of stock option expense previously recorded due to the forfeiture of unvested options upon non-achievement of certain objectives.

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Six	Six
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian Dollars)	Nov 30, 2006	Nov 30, 2005	Nov 30, 2006	Nov 30, 2005
REVENUE	$ 23	$ 6	$ 30	$ 7

EXPENSES
Cost of sales	3	1	6	1
Research and development	1,122	2,631	2,453	6,588
General and administrative	1,407	1,619	2,195	2,695
Stock-based compensation	150	414	263	705
Depreciation and amortization	100	130	200	260
Operating expenses	2,782	4,795	5,117	10,249
Interest expense on convertible debentures	262	209	527	407
Accretion in carrying value of convertible debentures	227	180	446	366
Amortization of deferred financing charges	27	19	52	39
Interest income	(158)	(95)	(225)	(210)
Loss for the period	3,117	5,102	5,887	10,844
Basic and diluted loss per common share	$ 0.01	$ 0.03	$ 0.03	$ 0.06

Media, members of the financial community and shareholders are invited to listen to the Company's quarterly earnings presentation through an audio web cast on the Company's website at www.lorusthera.com on Thursday January 11, 2007.

About Lorus

Lorus is a publicly traded biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing will be done in cooperation with strategic partners. Lorus has completed one Phase II and one Phase III clinical trial. Lorus has several product candidates in multiple Phase II clinical trials. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our expectations regarding future financings, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to obtain the capital required for research and operations; the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Report underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com.